Skadden, Arps, Slate, Meagher & Flom LLP

	300 SOUTH GRAND AVENUE	FIRM/AFFILIATE
	LOS ANGELES, CALIFORNIA 90071-3144	OFFICES
	——	——
	TEL: (213) 687-5000	BOSTON
	FAX: (213) 687-5600	CHICAGO
	www.skadden.com	HOUSTON
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
——
BEIJING
BRUSSELS
FRANKFURT
	March 14, 2014	HONG KONG
LONDON
MOSCOW
Via EDGAR		MUNICH
Jennifer Gowetski		PARIS
Senior Counsel		SÃO PAULO
Division of Corporation Finance		SHANGHAI
Securities and Exchange Commission		SINGAPORE
100 F. Street, N.E.		SYDNEY
Washington, D.C. 20549-3628		TOKYO
TORONTO

Re:	CareTrust REIT, Inc.
Amendment No. 1 to Form 10
Filed February 13, 2014
File No. 001-36181

Dear Ms. Gowetski:

On behalf of CareTrust REIT, Inc. (the “Company” or “CareTrust”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated March 11, 2014 (the “Comment Letter”), relating to Amendment No. 1 to the Company’s registration statement on Form 10 (File No. 001-36181) that was filed on February 13, 2014 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement, including as Exhibit 99.1, a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the February 13, 2014 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Information Statement.

Jennifer Gowetski

Securities and Exchange Commission

March 14, 2014

General

1.	We will continue to monitor for your responses to comments 1, 2, and 18 of our letter dated December 5, 2013.

Response: The Company respectfully acknowledges the Staff’s comment, and to the extent that information is required by Form 10 or material to a description of the credit facility or the Master Leases and not yet provided in the Registration Statement, the Company will provide all such information, including filing the required exhibits and completing all blanks in the Information Statement, subject to applicable exemptions, in subsequent amendments to the Registration Statement when the information is known and/or factually supportable.

Exhibit 99.1

Treatment of Spin-Off, page 47

2.	We note your disclosure that Ensign has requested and expects to receive the IRS Ruling from the IRS prior to the mailing date of this information statement. Please confirm that you will update this disclosure to reflect the receipt by Ensign of the IRS Ruling or advise.

Response: Ensign has received the IRS Ruling, and the disclosure has been revised accordingly.

Dividend Policy, page 50

3.	We note your disclosure that FFO will be adjusted to exclude non-cash expenses such as stock-based compensation, amortization of deferred financing costs and maintenance capital expenditures, resulting in FAD. Please tell us how this definition of FAD is consistent with the presentation of reconciling items to arrive at FAD on page 72 and the description of FAD on page 71.

Response: The reconciling items have been revised to be consistent with the description of FAD.

4.	We note your disclosure that all dividends will be made by you at the discretion of your board. Please revise to clarify that dividends or distributions are not guaranteed and that no assurance can be given that you will pay any dividends or distributions.

Response: The disclosure has been revised as requested.

Jennifer Gowetski

Securities and Exchange Commission

March 14, 2014

CareTrust’s Unaudited Pro Forma Combined Financial Statements

5.	We note your responses to our prior comments 10, 11, and 13. We will continue to monitor future amendments for any additional disclosures.

Response: The Company respectfully acknowledges the Staff’s comment, and to the extent that information is material to a description of the Master Leases, the unsecured notes, the credit facility, or the distribution of the Company’s common stock by Ensign and not yet provided in the Registration Statement, the Company will provide all such information, including filing the required exhibits and completing all blanks in the Information Statement, subject to applicable exemptions, in subsequent amendments to the Registration Statement when the information is known and/or factually supportable.

Notes to CareTrust’s Unaudited Pro Forma Combined Financial Statements

Pro Forma Adjustments- Balance Sheet

Adjustment (2), page 59

6.	We note your response to our prior comment 12. We remain unclear how the amount disclosed on page 3 related to the cash paid to Ensign from the debt proceeds has been reflected in your unaudited pro forma combined financial statements and the unaudited pro forma combined financial statements of The Ensign Group, Inc. Please clarify.

Response: As disclosed on page 3, CareTrust will transfer to Ensign approximately $220.8 million of proceeds from CareTrust’s issuance of senior unsecured notes, and these funds will be used by Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends.

The CareTrust pro forma financial statements have been derived from Ensign Properties’ historical financial statements. The Ensign Properties historical financial statements are presented on a “carve-out” basis from Ensign’s historical financial statements based on the results of operations, cash flows, assets and liabilities attributable to its real estate business. As a result, the Ensign Properties balance sheet includes Ensign assets and liabilities that are specifically identifiable or otherwise attributable to Ensign Properties. These Ensign liabilities that are included in the Ensign Properties balance sheet (which was used to prepare the CareTrust pro forma financial statements) include $215.0 million of indebtedness (and related repayment costs) of Ensign that will be repaid with the funds Ensign receives from CareTrust. These repayments are reflected on page 59 in pro forma adjustment 2 to the CareTrust pro forma financial statements. As a result of the allocation of liabilities described above, the actual transfer of funds from CareTrust to Ensign is not specifically reflected in the pro forma adjustments, except for $5.8 million described in pro forma adjustment 2 as “Funds transferred to Ensign.”

Jennifer Gowetski

Securities and Exchange Commission

March 14, 2014

The Ensign pro forma financial statements give effect to the Spin-Off and the related transactions, including the carve out to CareTrust of Ensign’s assets and liabilities that are specifically identifiable or otherwise allocable to CareTrust. The removal of assets and liabilities attributable to the entities that own the Ensign Properties and the entities that operate three independent living facilities is described on page 64, in pro forma adjustment 1 to the Ensign pro forma financial statements. These liabilities include $215.0 million of indebtedness (and related repayment costs) of Ensign with the funds it receives from CareTrust. Pro forma adjustment 4 to the Ensign pro forma financial statements reflects $5.8 million of cash transferred by CareTrust to Ensign which represents the portion of the funds transferred to Ensign by CareTrust that may be used to pay trade payables and up to eight regular quarterly dividends.

7.	Please tell us what the invested capital cash outflow adjustment represents.

Response: The disclosure has been revised to describe the amounts that are included in the invested capital adjustment.

Notes to Ensign Group’s Unaudited Pro Forma Combined Financial Statements

Pro Forma Adjustments, page 65

Adjustment (1), page 65

8.	Please clarify where the adjustments related to charges accrued for the U.S. Government inquiry and other accrued liabilities have been reflected in unaudited pro forma combined financial statements of the company.

Response: The accrued charge related to the U.S. Government inquiry was paid in the 4th quarter of 2013 with funds received from a draw on the revolving credit facility which is reflected on the historical balance sheets of both CareTrust and Ensign as of December 31, 2013.

Adjustment (4), page 65

9.	Please tell us how the amount reflected in the adjustment reconciles to the amount disclosed on page 3 that will be paid to Ensign from the company.

Response: As noted in response to comment 6, CareTrust will transfer to Ensign approximately $220.8 million of proceeds from CareTrust’s issuance of senior unsecured notes, and these funds will be used by Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends. Pro forma adjustment 1 to the Ensign pro forma financial statements reflects the transfer to CareTrust of Ensign’s assets and liabilities that are specifically identifiable or otherwise allocable to CareTrust, including $215.0 million of indebtedness

Jennifer Gowetski

Securities and Exchange Commission

March 14, 2014

(and related repayment costs) of Ensign with the funds it receives from CareTrust. Pro forma adjustment 4 to the Ensign pro forma financial statements reflects $5.8 million of cash transferred from CareTrust. This reflects the portion of the funds transferred to Ensign by CareTrust that may be used to pay trade payables and up to eight regular quarterly dividends.

Adjustment (6), page 65

10.	Please tell us how the adjustment to remove Spin-Off transactional related expenses has a continuing impact.

Response: Spin-Off transactional related expenses are reflected in both the Company’s and Ensign’s historical financial information. In order to avoid double-counting these expenses for pro forma purposes, the Spin-Off transactional related expenses have been eliminated on Ensign’s Unaudited Pro Forma Consolidated Income Statement but have not been eliminated on CareTrust’s Unaudited Pro Forma Combined Income Statement.

Management’s Discussion and Analysis …, page 69

Critical Accounting Estimates, page 79

11.	We note your response to comment 6 of our letter dated December 5, 2013. Please disclose, in this section, that you have elected to take advantage of the extended transition period under Section 107(b) and that, as a result, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The disclosure has been revised as requested.

Business, page 84

Portfolio Summary, page 84

12.	We note your response to comment 19 of our letter dated December 5, 2013. We note that you provided disclosure regarding the average monthly revenue per occupied unit for your independent living facilities. Please provide disclosure regarding the average effective rent per unit or advise. Additionally, for your other property types, please disclose the average revenue received monthly per bed.

Response: The disclosure has been revised to reflect average monthly revenue and effective rent per occupied bed/unit. With respect to the independent living facilities operated by CareTrust, such amounts are based on rents paid by tenants to the CareTrust as the operator of the facility. In each case, average monthly revenue is equivalent to average effective rent because no free rent or concessions are provided to such tenants. With respect to the other facilities, which are leased to Ensign as the operator, the average monthly rental income per bed/unit is based on payments to CareTrust under the existing operating lease arrangements. Such leases do not include any element of rent concessions, and the effective rent per bed/unit is equivalent to the rental income amount.

Jennifer Gowetski

Securities and Exchange Commission

March 14, 2014

13.	Please disclose the occupancy of your portfolio for the last three years according to property type.

Response: The disclosure has been revised as requested.

14.	We note your response to comment 20 of our letter dated December 5, 2013. We note that you have provided disclosure regarding the number of facilities located in each state. Please also include disclosure regarding the revenues received by geographic area.

Response: The disclosure has been revised as requested.

Management, page 94

Executive Officers, page 95

15.	We note your response to comment 23 of our letter dated December 5, 2013. Please clarify that Mr. Wagner will also serve as your principal accounting officer or identify who will serve in this capacity and provide the disclosure required by Item 401 of Regulation S-K.

Response: Mr. Wagner does serve as the Company’s principal accounting officer. This fact is disclosed on page 94 of the Information Statement in the first sentence of the description of Mr. Wagner’s business experience. Mr. Wagner will perform the duties of principal accounting officer while holding the title of Chief Financial Officer.

Jennifer Gowetski

Securities and Exchange Commission

March 14, 2014

In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (213) 687-5396.

Sincerely,

/s/ Jonathan L. Friedman

Jonathan L. Friedman

cc: Gregory K. Stapley, President and Chief Executive Officer

CareTrust REIT, Inc.

William M. Wagner, Chief Financial Officer

CareTrust REIT, Inc.

Suzanne D. Snapper, Chief Financial Officer

The Ensign Group, Inc.

Chad A. Keetch, Assistant Secretary

The Ensign Group, Inc.